EXHIBIT 12

Boeing Capital Corporation and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

	Six Months Ended	Years ended December 31,
(Dollars in millions)	June 30, 2010	2009	2008	2007	2006	2005
Earnings:
Income from continuing operations before provision for income tax	$101	$126	$162	$234	$291	$232
Fixed charges	82	175	223	297	353	359
Income from continuing operations before provision for income tax and fixed charges	$183	$301	$385	$531	$644	$591

Fixed charges:
Interest expense	$82	$175	$223	$297	$353	$359

Ratio of earnings to fixed charges	2.2	1.7	1.7	1.8	1.8	1.6

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